UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Amendment No. __)

Grupo Casa Saba, S.A.B. de C.V. (the “Issuer”)
(Name of Issuer)
Ordinary Shares of Common Stock (“Shares”) American Depositary Shares (“ADSs”)
(Title of Class of Securities)

40048P104[1]
(CUSIP Number)

David Mercado, Esq. Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, NY 10019 Telephone: (212) 474-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
July 27, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 No CUSIP number exists for the underlying Shares, as the Shares are not traded in the United States.  The CUSIP number 40048P104 is only for the American Depositary Shares (“ADSs”). ADSs each represent ten Shares.

1.	Names of Reporting Persons: Trust No. F/709 (Fideicomiso No. F/709) I.R.S. Identification Nos. of Above Persons (entities only): Not Applicable (Mexican Trust)
2.	Check the Appropriate Box If a Member of a Group (See Instructions): (a) [ ] (b) [ ]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): OO (See Item 3)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization Mexico
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 225,606,456 Shares[1]
	8.	Shared Voting Power 0 Shares
	9.	Sole Dispositive Power 225,606,456 Shares[1]
	10.	Shared Dispositive Power 0 Shares
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 225,606,456 Shares[1]
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 85.0% of the Shares[2]
14.	Type of Reporting Person OO

1  Alberto Isaac Saba Ades and Manuel Saba Ades are the sole beneficiaries, on an equal basis, of the 225,606,456 Shares held by Fideicomiso No. F/709. See Item 2.

2  According to the Issuer’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on July 15, 2009, there were 265,419,360 Shares outstanding.

Item 1.	Security and Issuer

This statement on Schedule 13D (as amended from time to time, this “Statement”) relates to the ordinary shares of common stock, no par value per share (the “Shares”), of Grupo Casa Saba, S.A.B. de C.V. (the “Issuer”).

The Shares trade in the United Mexican States (“Mexico”). In the United States, the Shares trade in the form of american depositary shares (“ADSs”), each of which represents ten Shares.

The Issuer is a corporation (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Its principal executive offices are located at Paseo de la Reforma No. 215, Colonia Lomas de Chapultepec, 11000, Mexico, D.F., Mexico.

Item 2.	Identity and Background

(a) – (c) and (f):

This Statement is filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Fideicomiso No. F/709, a trust established under the laws of Mexico on May 6, 2008 pursuant to a trust agreement entered into by Isaac Saba Raffoul, as settlor and beneficiary “A”, Alberto Isaac Saba Ades and Manuel Saba Ades, each as beneficiary “B”, Beki Ades Tawil, as beneficiary “C”, and Ixe Banco, S.A., Institución de Banca Múltiple, Ixe Grupo Financiero, División Fiduciaria, as trustee (the “Investor Trust” or the “Reporting Person”).

In addition to other assets, the 225,606,456 Shares directly owned by Isaac Saba Raffoul were deposited into the Investor Trust for his sole benefit.  Upon the death of Isaac Saba Raffoul on July 27, 2008, Alberto Isaac Saba Ades and Manuel Saba Ades, sons of Isaac Saba Raffoul, became the sole beneficiaries (the “Beneficiaries”), on an equal basis, of the 225,606,456 Shares held by the Investor Trust.

The principal purpose of the Investor Trust is to serve as the vehicle for the investments of the beneficiaries party thereto, including the Beneficiaries.  The Investor Trust acts solely upon the instructions of its technical committee (the “Technical Committee”).  The Technical Committee has four members: Alberto Isaac Saba Ades, Manuel Saba Ades, Jesús Enrique Guerra de Luna and Francisco Fuentes Ostos.  The principal business address of the Investor Trust is Avenida Paseo de la Reforma número 505, piso 48, Colonia Cuauhtémoc, Delegación Cuauhtémoc, 06500, México, Distrito Federal, México.

(d) and (e):

During the last five years, none of the Reporting Person or the members of the Technical Committee have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Technical Committee of the Investor Trust became effective and the Beneficiaries became the sole beneficiaries, on an equal basis, of the 225,606,456 Shares held by the Investor Trust which are the subject of this Statement upon the death of Isaac Saba Raffoul, the Beneficiaries’ father, on July 27, 2008. See Item 4.

Item 4.	Purpose of Transaction

Upon the death of Isaac Saba Raffoul, the Technical Committee of the Investor Trust became effective and acquired control of the Issuer and the Beneficiaries became the sole beneficiaries, on an equal basis, of the 225,606,456 Shares held by the Investor Trust.

Prior to Isaac Saba Raffoul’s death, Manuel Saba Ades was vice chairman of the board of directors and chief executive officer of the Issuer and Alberto Isaac Saba Ades was vice chairman of the board of directors of the Issuer.

At the shareholders’ meeting held on April 30, 2009 (the “Shareholders Meeting”), the Issuer’s shareholders, including the Reporting Person, elected Manuel Saba Ades as chairman and Alberto Isaac Saba Ades as vice chairman of the board of directors of the Issuer.  In addition, Moises Saba Ades was removed as vice chairman of the board of directors, Julio Madrazo Garcia, Fernando Chico Pardo and Miguel Aleman Magnani were appointed as independent members of the board of directors and Gabriel Saba D’jamus was elected as chief executive officer of the Issuer.

Except as set forth in this Statement, none of the Reporting Person or the members of the Technical Committee currently has any plan or proposal which relates to or which would result in any of the actions or transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.   The Reporting Person and the members of the Technical Committee expect to constantly monitor and evaluate the Reporting Person’s investment in the Issuer and may discuss such investment, the Issuer and the Issuer’s business and strategic alternatives with the board of directors and management of the Issuer, other investors in the Issuer and other third parties.  As part of that evaluation and monitoring, from time to time, the Reporting Person and members of the Technical Committee may consider and discuss acquiring additional Shares, disposing of Shares, delisting or deregistering the Shares, entering into corporate transactions involving the Issuer (including, but not limited to, joint ventures and/or other commercial arrangements with the Issuer), potential strategic business combinations between the Issuer and third parties, changing the composition of the board of directors of the Issuer, selling assets of the Issuer, or any similar transactions to those listed herein or in paragraphs (a) through (j) of Item 4.

Item 5.	Interest in Securities of the Issuer

(a)  Rows (11) and (13) of the cover pages to this Schedule 13D are hereby incorporated by reference.

(b) Rows (7) through (10) of the cover pages to this Schedule 13D, which are hereby incorporated by reference, set forth the number of Shares as to which there is sole power to vote or direct the vote or to dispose or to direct the disposition, and the number of Shares as to which there is shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition.

(c) None of the Reporting Person or the members of the Technical Committee have effected any transactions during the past 60 days in respect of the Shares of the Issuer.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

The Beneficiaries are the sole beneficiaries, on an equal basis, of the 225,606,456 Shares held by the Investor Trust. The Investor Trust acts solely upon the instructions granted by its technical committee (the “Technical Committee”).  The Technical Committee has four members: Alberto Isaac Saba Ades, Manuel Saba Ades, Jesús Enrique Guerra de Luna and Francisco Fuentes Ostos.

Except as herein disclosed, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person or the members of the Technical Committee and any person with respect to any Shares.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned party.

Dated: September 11, 2009
Fideicomiso No. F/709

	By:	/s/ Alberto Isaac Saba Ades
	Name:	Alberto Isaac Saba Ades
	Title:	Member of Technical Committee

	By:	/s/ Manuel Saba Ades
	Name:	Manuel Saba Ades
	Title:	Member of Technical Committee